
March 6, 2023

Jonathan Chan
Chief Executive Officer
Aetherium Acquisition Corp
79B Pemberwick Rd.
Greenwich, CT 06831

      Re: Aetherium Acquisition Corp
           Preliminary Proxy Statement on Schedule 14A
           Filed February 8, 2023
           File No. 001-41189

Dear Jonathan Chan:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate & Construction

cc: Tahra Wright, Esq.